2023 ANNUAL REVIEW

DEEPLY ROOTED



ACNB Corporation



OUR VISION

To be the independent financial
services provider of choice
in the communities served by
building relationships and
finding solutions.





REPORT TO SHAREHOLDERS

Across our nation, 2023 was a year of significant challenges and opportunities for the financial services industry. Early in the year, we saw several larger banks fail, and while those banks operated radically different from ACNB Corporation's business model, these events undoubtedly caused reverberations throughout the banking industry. Collectively, all financial institutions have worked to navigate an uncertain interest rate environment, coming off the heels of the fastest interest rate increases since the 1980's. The ultimate impact of these rate increases on consumers and businesses, as well as the pace of any interest rate cuts, remains to be seen. Yet just as the deep roots of a mighty oak tree allow it to withstand and continue to grow through storms and droughts, so did ACNB Corporation's deep roots allow us to not just endure, but thrive, in the past year. We are deeply rooted in our values, our people, and our local communities. Our strong financial performance this past year truly is the result of this foundation that upholds and sustains us.

2023 Financial Performance

Despite the challenging macroeconomic environment, ACNB Corporation reported another year of strong earnings for 2023. Net income for the year ended December 31, 2023 was $31,688,000, or $3.71 diluted earnings per common share. While this is slightly below the record earnings of $35,752,000, or $4.15 diluted earnings per common share, achieved by ACNB Corporation in 2022, the results for 2023 nonetheless were impressive, considering

the challenging operating environment and net interest margin compression faced by many banks due to rapid increases in funding and deposit costs in response to the Federal Reserve's interest rate hikes. Our strong earnings in 2023 were primarily attributable to the Corporation's ability to maintain its relatively high net interest margin, driven by solid loan growth and effective control of deposit and funding costs. We also saw meaningful increases in non-interest income compared to the prior year, excluding the loss from the securities repositioning discussed below, due to our focus on insurance sales, wealth management fee income, and gains on bank-owned life insurance, offsetting lower income from sales of residential mortgage loans.

Notably, ACNB Corporation's results were influenced by our execution on an opportunity in December 2023 to reposition our securities portfolio by selling lower yielding securities at a loss, and reinvesting the proceeds into higher yielding securities. While the Corporation did experience a one-time after-tax loss of approximately $3.5 million on the sale of these securities, we expect that the overall transaction will improve our future interest income by approximately $1.9 million over the next 12 months and we anticipate recovering the full amount of the loss after approximately 2.5 years from the transaction date. As many of our shareholders know, stocks typically trade on multiples of forward earnings projections, among other metrics, and thus this repositioning was completed to enhance earnings and support the Corporation's stock price going forward. We are fortunate that ACNB Corporation had the strong capital, liquidity and earnings levels to support taking advantage of this extraordinary opportunity to increase future earnings. Had the Corporation chosen not to do the securities repositioning, net income would have been closer in line to the prior year of 2022. However, we believe that undertaking the repositioning was an appropriate action in furtherance of our goal of enhancing the Corporation's future profitability. Even with the repositioning, key profitability metrics for 2023 were strong, with a return on average assets of 1.32% and return on average equity of 12.23% for the year ended December 31, 2023.

Shareholder Value

At ACNB Corporation, our Board of Directors and management teams are keenly focused on increasing shareholder value, which we primarily consider to be payment of a sustainable and growing dividend and an increasing stock price. While the second component in particular is subject to the fluctuations of the stock market and all manner of macroeconomic, geopolitical, and industry events that are not within our control, we focus on what we can control: the execution of our strategic plans relating to capital allocations, managing our funding sources, increasing

customer relationships and revenue enhancements, adopting relevant technologies to remain competitive, and operating efficiently and profitably. We believe that if we do these things on a consistent basis over an extended period of time, then increases in long-term shareholder value will follow.

In 2023, ACNB Corporation continued to deliver on its commitment to rewarding shareholders and returning capital to them in the form of dividend payments. The regular quarterly cash dividend was increased to $0.30 per common share in the fourth quarter of 2023, a 7.1% increase compared to $0.28 per common share paid in the same quarter of 2022. On an aggregate basis, quarterly cash dividends paid to ACNB Corporation shareholders in 2023 totaled $1.14 per common share or over $9.7 million, compared to $1.06 per share in 2022. Over the last 6 years, our quarterly regular cash dividend payment has increased by 50%, from $0.20 per common share in the first quarter of 2018 to the dividend payment of $0.30 per share in the fourth quarter of 2023.

Reinforcing the long-term commitment to ACNB Corporation shareholders, the Board of Directors approved a common stock repurchase program on October 18, 2022, due to the potential for enhanced shareholder value over time. In 2023, the Corporation repurchased 61,066 shares under this program, at a volume-weighted average price of $32.89 per share.

Despite these capital distributions, total stockholders' equity was $277.5 million at December 31, 2023 compared to $245.0 million at December 31, 2022, an increase of more than 13%.

ACNB Bank

ACNB Bank, the banking subsidiary, is the primary driver of revenues and profit at ACNB Corporation. Although the Bank's roots stretch back to when it was established more than 165 years ago, the Bank's core business model of reinvesting its depositors' dollars into loans to individuals and businesses in our local communities is fundamentally the same now as it always has been. Today, ACNB Bank serves its local communities with banking and wealth management services via a network of 26 community banking offices and three loan offices located in southcentral Pennsylvania and central Maryland. In addition, ACNB Bank continues to invest in new technology to better serve both our current and future customers through an array of digital and mobile tools.

In 2023, ACNB Bank focused on executing fundamental community banking principles, which led to notable loan growth and superior asset quality. Total loans outstanding were $1.63 billion at December 31, 2023 an increase of $89.4 million, or 5.8%, from December 31, 2022. This increase



ACNB Corporation and ACNB Bank President & Chief Executive Officer James P. Helt and Chairman of the Board Alan J. Stock

continued to rise throughout the year closer to historical levels, ending 2023 at 87.44% compared to a low of 60.52% in 2021.

Another significant area of accomplishment and focus for ACNB Bank in 2023 was continued deployment of our brand alignment initiative. In early 2023, the Maryland banking division brands of NWSB Bank in Carroll County and FCB Bank in Frederick County, both of which began as the result of acquisitions that closed in 2017 and 2020 respectively, were consolidated in favor of the ACNB Bank brand throughout the entire Bank's footprint. As a result of this dedicated effort, the Corporation is experiencing enhanced brand recognition and operational efficiency across its geographic markets and banking and insurance subsidiaries.

Wealth Management

ACNB Bank's Wealth Management Division is composed of Trust & Investment Services staff and Wealth Advisors, with the goal of working in tandem to offer a full range of options for client investment planning and portfolios. In aggregate, with assets under management of $639,400,000 at December 31, 2023, the Wealth Management Division attained revenues from fiduciary, investment management and brokerage activities of $3,644,000 for the year ended December 31, 2023. These tremendous results represent a 23.24% growth in assets and 15.32% growth in revenue over the prior year, and are a testament to the Wealth Management Division's client centered approach.

In August 2023, the Wealth Management Division successfully completed a system conversion of its legacy trust accounting system that has already provided enumerable efficiencies and new tools to enable our Trust & Investment Services team to better serve its clients, and also allows for online access and electronic statement delivery. This significant undertaking will position the Wealth Management Division to provide exemplary service to its customers well into the future.

ACNB Insurance Services, Inc.

Net income from ACNB Insurance Services, Inc. was a record $1,266,000 in 2023, an increase of over 33% from the $950,000 in net income in 2022. Revenues from this subsidiary is a significant source of non-interest income for ACNB Corporation, totaling $9,319,000 in 2023, an increase of over 12% from the prior year. The growth in net income and revenue is attributable to higher contingent income, organic growth and the full year contribution from the acquisition of the business and assets of the Hockley & O'Donnell Insurance Agency in early 2022. The insurance subsidiary's focus in 2023, which we expect to continue in 2024 and the

was driven primarily by growth in the commercial loan portfolio in our core markets. Asset quality continues to be a key strength of the Bank, and in spite of the Federal Reserve's rate hikes and upwards adjustments on the Bank's adjustable rate loans, non-performing loans remained relatively low at $4.2 million, or 0.26%, of total loans as of December 31, 2023.

With respect to deposits, ACNB Bank made an intentional decision to restrain deposit costs for the better part of 2023, despite increases in market interest rates and rates offered by competitors, due to ACNB Corporation's considerable liquidity position. As a result, total deposits declined in 2023 as customers sought higher yielding alternative deposit and investment products elsewhere. Total deposits were $1.86 billion at December 31, 2023, a decrease of $337.2 million, or 15.3%, from December 31, 2022. Bank management carefully and continually evaluated deposit rates and pricing throughout the year to mitigate the loss of deposit relationships, while accepting the loss of deposits from sources expecting deposit rates comparable to the federal funds rate. We believe this strategy to manage our balance sheet has served ACNB Bank well to drive earnings, as our loan to deposit ratio foreseeable future, has been to leverage increased synergies and revenues across both the insurance and banking subsidiaries through cross-sales and referral efforts, organic growth, and being prepared to act on inorganic book of business purchases when attractive opportunities present themselves.

As a full-service insurance agency offering a broad range of property, casualty, health, life and disability insurance to both personal and commercial clients through licenses in 46 states, ACNB Insurance Services, Inc. brings diversity to ACNB Corporation's revenue stream by way of non-interest income derived from a larger geographic area. This business line complements ACNB Corporation's efforts to reduce its interest rate risk and reliance on net interest income as the primary source of income for the Corporation. Particularly after the recent brand alignment initiatives, the insurance agency further serves to reinforce the Corporation's position in the marketplace as a complete provider of financial services encompassing banking, wealth management and insurance.

ACNB Corporation and
ACNB Bank Executive Management

Effective April 1, 2023, Kevin J. Hayes, Senior Vice President/General Counsel, assumed the role of Secretary and Chief Governance Officer for ACNB Corporation and ACNB Bank from Lynda L. Glass upon her retirement on March 31, 2023, after 39 years of dedicated service. Mr. Hayes has served as the Bank's General Counsel since October 2015, and his legal background and skills have greatly contributed to his successful assumption of the corporate governance functions of the Corporation and banking subsidiary.

Mark E. Blacksten joined ACNB Bank as Executive Vice President/Maryland Market President on March 27, 2023, after selection as the successor for Tom N. Rasmussen who served in the same role until his retirement on May 31, 2023. Mr. Blacksten is responsible for providing valuable insight and direction, as well as developing relationships and talent, in our Maryland markets. He is a veteran community banking leader with more than 30 years of experience, specializing in commercial lending, relationship management, collaborative leadership, team building and community engagement.

Andrew A. Bradley was hired on May 15, 2023 as ACNB Bank's Senior Vice President/Chief Risk Officer, assuming the responsibilities in this role left upon the retirement of Mrs. Glass. Mr. Bradley is responsible for the management of the Bank's enterprise risk, which includes risk, audit, compliance, and information security. Prior to his arrival, he worked for Cherry Bekaert certified public accounting firm (formerly Accume Partners) for over 20 years where he managed overall engagements and performed financial, operational

and compliance audits, and control documentation for financial institution clients, including ACNB Bank.

Emily E. Berwager, Senior Vice President/Human Resource Manager, was invited to join the executive management team in January 2023, after capably navigating ACNB Bank through the human resources challenges of the pandemic since joining the Bank in May of 2020. In her role, Mrs. Berwager provides key insight into our employee base and challenges our teams to think critically and intentionally on talent development, succession planning, and employee engagement.

With these new additions, the collective executive management team represents a wide array of talent, viewpoints, and business experiences, that is united in its mission to provide a first-class community banking experience to our customers and continued growth to the company in a profitable and sound manner. In addition, we would like to extend our gratitude and appreciation to Mrs. Lynda L. Glass, Mr. Thomas R. Stone, and Mr. Tom N. Rasmussen, each of whom retired in 2023, for their years of service and dedication to ACNB Corporation. Their leadership and commitment were strengths for the Corporation over many years and we wish them the very best in retirement.

In Closing

We are proud of ACNB Corporation's accomplishments and performance in 2023 and the individual contributions made by many in our organization to achieve this level of success. As always, we remain focused on the challenges and opportunities that lie ahead and are committed to continued growth and profitability for the Corporation. While storms and droughts are sure to come in the years ahead, we are confident that ACNB Corporation is deeply rooted to weather these events and grow stronger as a result. We are dedicated to delivering on our commitment to increasing long-term shareholder value, and we thank you, our shareholders, for your support and investment as we execute on our strategy of remaining the independent financial services provider of choice in the communities served by building relationships and finding solutions for our customers.

Sincerely,



Alan J. Stock, Chairman of the Board

James P. Helt, President & Chief Executive Officer

ACNB Corporation, the financial holding company for ACNB Bank and ACNB Insurance Services, Inc., strives to serve the financial and insurance needs of consumers, businesses and other entities through the multiple delivery channels of these subsidiaries. In all of its endeavors, the Corporation seeks to maintain its strength and independence as a leader in the markets served. Our management is dedicated to maximizing long-term investment value to its shareholders by means of:

Providing and marketing quality financial products and services designed to focus on the customer's objectives;

Ensuring a productive, encouraging and growth-oriented work environment for staff members;

Adopting and leveraging new technologies for the benefit of customer service, operational efficiencies, and/or competitive position;

Managing human and capital resources for the dual purpose of effectively serving and satisfying customers' needs and enhancing the organization's profitability; and,

Contributing to the economic vitality and overall well-being of the communities served by actively participating as a responsible and caring corporate citizen.

Fundamental to ACNB Corporation's performance is the commitment to integrity and compliance in business conduct, as well as the recognition that our business is one built upon relationships and trust.



OUR PROFILE & GEOGRAPHY

ACNB Corporation, headquartered in Gettysburg, PA, is the independent $2.4 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, and ACNB Insurance Services, Inc., Westminster, MD.

Originally founded in 1857, ACNB Bank serves its marketplace with banking and wealth management services, including trust and retail brokerage, via a network of 26 community banking offices and three loan offices located in the Pennsylvania counties of Adams, Cumberland, Franklin, Lancaster and York and the Maryland counties of Baltimore, Carroll and Frederick.

ACNB Insurance Services, Inc. is a full-service agency with licenses in 46 states. The agency offers a broad range of property, casualty, health, life and disability insurance serving personal and commercial clients through office locations in Westminster and Jarrettsville, MD, and Gettysburg, PA.

For more information regarding ACNB Corporation and its subsidiaries, please visit investor.acnb.com.

CUMBERLAND

LANCASTER

FRANKLIN

ADAMS

YORK

PENNSYLVANIA

MARYLAND

CARROLL

FREDERICK

BALTIMORE

HARFORD

OUR LOCATIONS

☆ ACNB Corporation Operations Center

● ACNB Bank

■ ACNB Bank Loan Office

▲ ACNB Insurance Services, Inc.

Visit acnb.com and acnbinsurance.com for specific locations.







FINANCIAL HIGHLIGHTS

FOR THE YEAR	2023	2022	2021
Net Interest Income	$88,320,000	$83,425,000	$71,244,000
Net Income	31,688,000	35,752,000	27,834,000
Cash Dividends Paid	9,702,000	9,117,000	8,968,000
PER COMMON SHARE			
Basic Earnings	$ 3.72	$ 4.15	$ 3.19
Diluted Earnings	3.71	4.15	3.19
Cash Dividends Paid	1.14	1.06	1.03
Book Value (Year-End)	32.73	28.78	31.35
AT YEAR-END			
Total Assets	$2,418,847,000	$2,525,507,000	$2,786,987,000
Total Loans	1,627,988,000	1,538,610,000	1,468,427,000
Total Deposits	1,861,813,000	2,198,975,000	2,426,389,000
Total Stockholders' Equity	277,461,000	245,042,000	272,114,000
KEY RATIOS			
Return on Average Assets	1.32%	1.31%	1.03%
Return on Average Equity	12.23%	14.35%	10.52%
Dividend Payout	30.62%	25.50%	32.22%
Average Stockholders' Equity to Average Assets	10.83%	9.15%	9.81%

FINANCIAL OVERVIEW

TOTAL ASSETS In Millions of Dollars



2019	2020	2021	2022	**2023**
$1,720.3	$2,555.4	$2,787.0	$2,525.5	**$2,418.8**

TOTAL DEPOSITS In Millions of Dollars



2019	2020	2021	2022	**2023**
$1,412.3	$2,185.5	$2,426.4	$2,199.0	**$1,861.8**

TOTAL LOANS In Millions of Dollars



2019	2020	2021	2022	**2023**
$1,272.6	$1,637.8	$1,468.4	$1,538.6	**$1,628.0**

TOTAL STOCKHOLDERS' EQUITY In Millions of Dollars



2019	2020	2021	2022	**2023**
$189.5	$258.0	$272.1	$245.0	**$277.5**

NET INCOME In Millions of Dollars



2019	2020	2021	2022	**2023**
$23.7	$18.4/$23.0*	$27.8	$35.8	**$31.7**

BOOK VALUE PER SHARE In Dollars



2019	2020	2021	2022	**2023**
$26.77	$29.62	$31.35	$28.78	**$32.73**

Without the nonrecurring expenses incurred as a result of the acquisition and integration of Frederick County Bancorp, Inc., net of the corresponding tax impact at the marginal tax rate, in the amount of $4,639,000, ACNB Corporation's net income for the year ended December 31, 2020, would have been $23,033,000 (non-GAAP).

CONSOLIDATED STATEMENTS OF CONDITION

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

	DECEMBER 31	
ASSETS	**2023**	2022
Cash and due from banks	$ 21,442	$ 40,067
Interest-bearing deposits with banks	44,516	128,094
Total Cash and Cash Equivalents	65,958	168,161
Equity securities with readily determinable fair values	928	1,719
Investment securities available for sale, at estimated fair value	451,693	553,554
Investment securities held to maturity, at amortized cost	64,600	64,977
Loans held for sale	280	123
Total loans	1,627,988	1,538,610
Less: Allowance for credit losses	(19,969)	(17,861)
Loans, net	1,608,019	1,520,749
Assets held for sale	—	3,393
Premises and equipment, net	26,283	27,053
Right of use asset	2,615	3, 162
Restricted investment in bank stocks	9,677	1,629
Investment in bank-owned life insurance	79,871	77,993
Investments in low-income housing partnerships	1,003	1,129
Goodwill	44,185	44,185
Intangible assets, net	9,082	10,332
Foreclosed assets held for resale	467	474
Other assets	54,186	46,874
Total Assets	**$ 2,418,847**	$ 2,525,507

LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 500,332	$ 595,049
Interest-bearing	1,361,481	1,603,926
Total Deposits	1,861,813	2,198,975
Short-term borrowings	56,882	41,954
Long-term borrowings	195,292	21,000
Lease Liability	2,615	3,162
Allowance for unfunded commitments	1,719	92
Other liabilities	23,065	15,282
Total Liabilities	**2,141,386**	2,280,465
Stockholders' Equity:		
Preferred stock ($2.50 par value; 20,000,000 shares authorized; no shares outstanding at December 31, 2023 and 2022, respectively)	—	—
Common stock ($2.50 par value; 20,000,000 shares authorized; 8,896,119 and 8,838,720 shares issued; 8,511,453 and 8,515,120 shares outstanding at December 31, 2023 and 2022, respectively)	22,231	22,086
Treasury stock, at cost (384,666 and 323,600 shares at December 31, 2023 and 2022, respectively)	(10,954)	(8,927)
Additional paid-in capital	97,602	96,022
Retained earnings	213,491	193,873
Accumulated other comprehensive loss	(44,909)	(58,012)
Total Stockholders' Equity	**277,461**	245,042
Total Liabilities and Stockholders' Equity	**$ 2,418,847**	$ 2,525,507

See the consolidated financial statements and accompanying notes presented in the Corporation's Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

	YEARS ENDED DECEMBER 31	
INTEREST AND DIVIDEND INCOME	**2023**	2022
Loans, including fees		
Taxable	$ 79,433	$ 68,898
Tax-exempt	1,405	1,348
Securities		
Taxable	10,985	9,799
Tax-exempt	1,168	1,144
Dividends	331	104
Other	3,318	5,756
Total Interest and Dividend Income	96,640	87,049
INTEREST EXPENSE		
Deposits	3,695	2,561
Short-term borrowings	898	77
Long-term borrowings	3,727	986
Total Interest Expense	8,320	3,624
Net Interest Income	88,320	83,425
Provision for credit losses	860	—
Reversal of provision for unfunded commitments	(16)	—
Net Interest Income After Provisions For Credit Losses and Unfunded Commitments	87,476	83,425
NONINTEREST INCOME		
Insurance commissions	9,319	8,307
Service charges on deposits	3,958	4,066
Wealth management	3,644	3,160
ATM debit card charges	3,348	3,322
Gain from mortgage loans held for sale	56	487
Earnings on investment in bank-owned life insurance	1,878	1,532
Net losses on sales or calls of investment securities	(5,240)	(234)
Net gains (losses) on equity securities	18	(298)
Net gains on sales of low income housing partnership	—	421
Gain on assets held for sale	337	—
Other	1,127	1,044
Total NonInterest Income	18,445	21,807
NONINTEREST EXPENSES		
Salaries and employee benefits	40,931	35,979
Net occupancy	3,908	4,076
Equipment	6,514	6,612
Other tax	1,269	1,632
Professional services	2,320	2,086
Supplies and postage	808	823
Marketing and corporate relations	612	299
FDIC and regulatory	1,388	1,128
Intangible assets amortization	1,424	1,492
Other	6,898	6,154
Total Noninterest Expenses	66,072	60,281
Income Before Income Taxes	39,849	44,951
Provision for income taxes	8,161	9,199
Net Income	$ 31,688	$ 35,752

BOARDS OF DIRECTORS

ACNB Corporation and ACNB Bank

Alan J. Stock
Retired Owner & President
Eicholtz Company
Chairman of the Board
ACNB Corporation and ACNB Bank

Todd L. Herring
Market Director
Pivot – Athletico Physical Therapy
Vice Chairman of the Board
ACNB Corporation and ACNB Bank

Kimberly S. Chaney
Owner
Kimberly S. Chaney, CPA LLC

Frank Elsner, III
Owner & Managing Director
ODT Global, LLC

James P. Helt
President & Chief Executive Officer
ACNB Corporation and ACNB Bank

Scott L. Kelley, Esquire
Counsel
Barley Snyder LLP

James J. Lott
President
Bonnie Brae Fruit Farms, Inc.

Donna M. Newell
President & Chief Executive Officer
NTM Engineering, Inc.

Daniel W. Potts
Retired Consultant
Deloitte Consulting

D. Arthur Seibel, Jr.
Retired Chief Operating Officer
Springdale Preparatory School

ACNB Insurance Services, Inc.

James P. Helt
Chairman of the Board

Frank Elsner, III
Vice Chairman of the Board

Kimberly S. Chaney
Scott L. Kelley, Esquire

Daniel W. Potts
Alan J. Stock

OFFICERS

ACNB Corporation

James P. Helt
President & Chief Executive Officer

Jason H. Weber
Executive Vice President/Treasurer
& Chief Financial Officer

Kevin J. Hayes
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer



ACNB Executive Management & Board of Directors
FRONT | ACNB Bank Executive Management: Senior Vice President/Chief Risk Officer Andrew A. Bradley, Executive Vice President/ Maryland Market President Mark E. Blacksten, Executive Vice President/Treasurer & Chief Financial Officer Jason H. Weber, Executive Vice President/Chief Credit & Operations Officer Laurie A. Laub, President & Chief Executive Officer James P. Helt, Executive Vice President/ Chief Strategy Officer Brett D. Fulk, Executive Vice President/Chief Lending & Revenue Officer Douglas A. Seibel, Senior Vice President/ Human Resources Manager Emily E. Berwager, Senior Vice President/General Counsel, Secretary & Chief Governance Officer Kevin J. Hayes.
BACK | ACNB Corporation and ACNB Bank Boards of Directors: Kimberly S. Chaney, Frank Elsner, III, James J. Lott, Scott L. Kelley, Chairman of the Board Alan J. Stock, Vice Chairman Todd L. Herring, D. Arthur Seibel, Jr., Daniel W. Potts, Donna M. Newell.

OFFICERS

ACNB Bank

Executive & Senior Management

James P. Helt
President & Chief Executive Officer

Mark E. Blacksten
Executive Vice President/
Maryland Market President

Brett D. Fulk
Executive Vice President/
Chief Strategy Officer

Laurie A. Laub
Executive Vice President/
Chief Credit & Operations Officer

Douglas A. Seibel
Executive Vice President/
Chief Lending & Revenue Officer

Jason H. Weber
Executive Vice President/
Treasurer & Chief Financial Officer

Mark P. Bernier
Senior Vice President/
Wealth Management Officer

Emily E. Berwager
Senior Vice President/
Human Resources Manager

Andrew A. Bradley
Senior Vice President/
Chief Risk Officer

Scott E. Hartlaub
Senior Vice President/
Technology Services Manager

Kevin J. Hayes
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer

Andrew P. Heck
Senior Vice President/
Regional Commercial
Lending Manager

Patrick K. Huffman
Senior Vice President/Chief
Accounting Officer & Controller

Laura L. McCusker
Senior Vice President/
Community Banking Officer

Lisa A. Monthley
Senior Vice President/
Regional Sales Manager

Adnan Pasic
Senior Vice President/
Regional Commercial
Lending Manager

Michelle N. Paulnock
Senior Vice President/
Information Systems Manager

Gary W. Rappoldt
Senior Vice President/
Regional Commercial
Lending Manager

Arthur L. Rathell, III
Senior Vice President/
Residential Mortgage Manager

Jeffrey A. Schleicher
Senior Vice President/
Principal Treasury Officer

Lauren L. Shutt
Senior Vice President/
Risk Manager

Wayne A. Steinour
Senior Vice President/
Agribusiness Lending Manager

Michael J. Watson
Senior Vice President/
Regional Commercial
Lending Manager

Merle J. Zehr
Senior Vice President/
Regional Commercial
Lending Manager

First Vice Presidents

Justin H. Peterman

Patrick O. Sease

Vice Presidents

Justin C. Anderson
Mark J. Aswall
Daniel K. Baer
Timothy A. Berwager
Duane E. Bock
Dawn M. Bornman
Sarah E. Brechbuehl
Michael S. Burrier
Cara Lynn Clabaugh
Kevin L. Cook
Joseph A. DeLizia
Carolyn M. Dull

Tiffany M. Faust
Stephanie N. Fitch
Joseph P. Flanagan
Melissa P. Fulmer
Heather N. Gormont
Christopher D. Grimm
Vickie L. Hoffheins
Thomas A. Holmes
Grant J. Holub
John D. Husser
Frank E. Koser II
Gregory S. Liegey

Nathan E. Lightner
Nicholas C. Litrenta
Julie A. Marshall
Lauren E. McMullen
Leslie R. Metzger
Celeste M. Miller
Robin L. Murray
Lauren J. Muzzy
Daniel M. Nail
Timothy H. Owings
Gregory D. Patterson
Philip D. Redline

Linda S. Roth
Cheryl C. Sakalosky
Christine R. Settle
Thomas M. Slover
Kristen R. Snow
Anthony A. Spangler
Albert W. van Olden
Kathleen P. Wagner
Stephen R. Wientge
Rhonda L. Winterstein
Christina D. Ziser

Assistant Vice Presidents

Danielle L. Barto
Tonya A. Boczek
Amber R. Bowers
Kacie N. Dillman
Ankhang N. Doan
Kellie J. Doherty

Corey V. Dorsey
Andrea D. Foore
Jacqueline A. Grasley
Tyler A. Kauffman
Holly A. Keffer
Douglas R. Lindsay

Joey L. Martin
Sylvia E. Mason
Lisa M. Miller
Stanley E. Miller
Barbara A. Morrison-Ritenour
Brian M. Neely

Zachary K. Pretty
Taylor D. Stetson
Ruby L. Sullivan
Timothy W. Utz
Gerald L. Waytashek
Gabriel S. Zepp

ACNB Insurance Services, Inc.

Mark A. Westcott
President & Chief Executive Officer

Kevin J. Hayes
Vice President & Secretary

Jason H. Weber
Vice President & Treasurer

Lynn M. Bennett
Vice President/Accounting

Justin C. Hockley
Vice President/Operations

Sharon H. Shaffer
Vice President/Personal
Risk Management

Lori S. Sullivan
General Manager
Vice President/Commercial
Risk Management

SHAREHOLDER INFORMATION

2024 Annual Meeting

The Annual Meeting of Shareholders for ACNB Corporation will be held on Tuesday, May 7, at 1:00 p.m. at the ACNB Corporation Operations Center, 100 V-Twin Drive, Gettysburg, PA. All proxy and other materials for the Annual Meeting are available at investor.acnb.com.

Stock Listing

ACNB Corporation common stock is listed and traded on The Nasdaq Stock Market LLC under the symbol ACNB.

Annual Report on Form 10-K

A copy of ACNB Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained, without charge, by contacting:

Investor Relations
ACNB Corporation
P.O. Box 3129
Gettysburg, PA 17325
717.339.5161
investor.relations@acnb.com

The Annual Report and other Corporation reports are also filed electronically with the Securities and Exchange Commission and are accessible by the public at sec.gov/edgar.

Transfer Agent, Registrar and Dividend Disbursing Agent

Continental Stock Transfer & Trust Company
1 State Street/30th Floor
New York, NY 10004-1561
continentalstock.com

For shareholder inquiries or information regarding the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan, call Continental toll free at 1.800.509.5586.

CONTACT INFORMATION

ACNB Bank

acnb.com

Customer Contact Center
Toll Free 1.888.334.2262

24-Hour Telephone Banking Line
Toll Free 1.888.338.2262

ACNB Insurance Services, Inc.

acnbinsurance.com

Toll Free 1.800.289.4097

FORWARD-LOOKING STATEMENTS

In addition to historical information, this document may contain forward-looking statements. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure, and other financial terms, (b) statements of plans and objectives of Management or the Board of Directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy. Forward-looking statements are subject to certain risks and uncertainties such as national, regional and local economic conditions, competitive factors, and regulatory limitations. Actual results may differ materially from those projected in the forward-looking statements. Such risks, uncertainties, and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: short-term and long-term effects of inflation and rising costs on the Corporation, customers and economy; effects of governmental and fiscal policies, as well as legislative and regulatory changes; banking system instability caused by failures and continuing financial uncertainty of various banks which may adversely impact the Corporation and its securities and loan values, deposit stability, capital adequacy, financial condition, operations, liquidity, and results of operations; effects of governmental and fiscal policies, as well as legislative and regulatory changes; effects of new laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and their application with which the Corporation and its subsidiaries must comply; impacts of the capital and liquidity requirements of the Basel III standards or any similar standards; effects of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; ineffectiveness of the business strategy due to changes in current or future market conditions; future actions or inactions of the United States government, including the effects of short-term and long-term federal budget and tax negotiations and a failure to increase the government debt limit or a prolonged shutdown of the federal government; effects of economic conditions particularly with regard to the negative impact of any pandemic, epidemic or health-related crisis and the responses thereto on the operations of the Corporation and current customers, specifically the effect of the economy on loan customers' ability to repay loans; effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; inflation, securities market and monetary fluctuations; risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest rate protection agreements, as well as interest rate risks; difficulties in acquisitions and integrating and operating acquired business operations, including information technology difficulties; challenges in establishing and maintaining operations in new markets; effects of technology changes; effects of general economic conditions and more specifically in the Corporation's market areas; failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; acts of war or terrorism or geopolitical instability; disruption of credit and equity markets; ability to manage current levels of impaired assets; loss of certain key officers; ability to maintain the value and image of the Corporation's brand and protect the Corporation's intellectual property rights; continued relationships with major customers; and, potential impacts to the Corporation from continually evolving cybersecurity and other technological risks and attacks, including additional costs, reputational damage, regulatory penalties, and financial losses. We caution readers not to place undue reliance on these forward-looking statements. They only reflect Management's analysis as of this date. The Corporation does not revise or update these forward-looking statements to reflect events or changed circumstances. Please carefully review the risk factors described in other documents the Corporation files from time to time with the SEC, including the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Please also carefully review any Current Reports on Form 8-K filed by the Corporation with the SEC.

OUR CORE VALUES

We believe the success of this company is the responsibility of every employee.

We treat everyone with dignity and respect.

We tell the truth and keep our promises.

We encourage creative thinking and alternative solutions.

We recognize communication and teamwork are essential to building relationships.

We embrace change as an opportunity and see every challenge as a chance to make a difference.

We take ownership of every opportunity to satisfy our customers and our coworkers.

We work hard to exceed expectations, fulfill our mission, and live our values.

Positive. Professional. Proud.



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